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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         RMK STRATEGIC INCOME FUND, INC.
          ------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.0001 per share
          ------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    74963H102
          ------------------------------------------------------------
                                 (CUSIP NUMBER)


                                December 31, 2005
          ------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 74963H102                                                  Page 1 of 2
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1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Devaney
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [X]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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     Number of Shares                   5. Sole Voting Power
     Beneficially Owned By                       2500
     Each Reporting Person      ------------------------------------------------
     With                               6. Shared Voting Power
                                                 0
                                ------------------------------------------------
                                        7. Sole Dispositive Power
                                                 2500
                                ------------------------------------------------
                                        8. Shared Dispositive Power
                                                 0
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2500

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                        [  ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Less than .01%

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12. TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


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CUSIP No. 74963H102                                                  Page 2 of 2
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         This Amendment No. 1 amends the Schedule 13G filed July 28, 2004 (the
"Original Schedule 13G") with respect to the beneficial ownership of the Common Stock, par value $0.01, of RMK Strategic Income Fund, Inc., and is filed to report changes in the information reported in the Original Schedule 13G as of December 31, 2005. Except as disclosed herein, there has been, to the knowledge of the undersigned, no change in the information reported in the Original
Schedule 13G.

ITEM 4.  OWNERSHIP

         See Items 5 through 9 and 11 of the cover page.*

         In addition, at December 31, 2005, other members of Mr. Devaney's family beneficially owned an aggregate of 15,320 shares of RMK common stock, representing less than .06% of the outstanding shares.* Mr. Devaney does not have or share voting or dispositive power over such shares and disclaims beneficial ownership of such shares as well. Consequently, such shares are not included in the total shares beneficially owned by Mr. Devaney.

         * Percentages based upon 25,889,184 shares outstanding as of September 30, 2005, the most recent date such information was reported by RMK.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                            /s/ John Devaney
                                            ------------------------------------
                                                John Devaney




January 12, 2006